UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No 40-F ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investors:	Kip E. Meintzer	Media:	Gil Messing
	Check Point Software Technologies, Ltd.		Check Point Software Technologies, Ltd.
	+1.650.628.2040 ir@checkpoint.com		+1.650.628.2260 press@checkpoint.com

Check Point Software Reports Fourth Quarter and 2025 Full Year Results

Tel Aviv, Israel – February 12, 2026 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Highlights

•	Calculated Billings* reached $1,039 million, an 8 percent increase year over year
•	Remaining Performance Obligation (RPO)**: $2,728 million, an 8 percent increase year over year
•	Total Revenues: $745 million, a 6 percent increase year over year
•	Security Subscription Revenues: $325 million, an 11 percent increase year over year
•	GAAP Operating Income: $233 million, representing 31 percent of revenues
•	Non-GAAP Operating Income: $302 million, representing 41 percent of revenues
•	GAAP EPS***: $2.81, a 22 percent increase year over year
•	Non-GAAP EPS***: $3.40, a 26 percent increase year over year

Full Year 2025 Highlights

•	Calculated Billings* reached $2,906 million, a 9 percent increase year over year
•	Total Revenues: $2,725 million, a 6 percent increase year over year
•	Security Subscriptions Revenues: $1,219 million, a 10 percent increase year over year
•	GAAP EPS***: $9.62, a 29 percent increase year over year
•	Non-GAAP EPS***: $11.89, a 30 percent increase year over year

“We delivered solid fourth quarter and full year 2025 results, with revenue landing above the midpoint of our outlook and EPS exceeding expectations. Our performance remained resilient throughout the year, driven by continued customer adoption across our Hybrid Mesh Network and Workspace platforms,” said Nadav Zafrir, Chief Executive Officer. “In 2026, our strategy is centered on securing our customers’ AI transformation across the enterprise. We are focused on executing against our four strategic pillars, Hybrid Mesh, Workspace, and Exposure Management, while embedding AI driven security throughout our portfolio. Today’s announced acquisition of Cyata further expands our AI security stack, enabling full discovery, governance, and control of AI agents as organizations accelerate their AI journeys.”

Announcing Three First Quarter 2026 Acquisitions

•	Cyata: Accelerates our mission to deliver End‑to‑End AI Security platform for the Agentic World. Delivering agent discovery across endpoint and SaaS while providing context, configuration and risk.
•
Cyclops: Expands our Exposure Management Offering to deliver a complete CTEM Solution to the Market. Cyber Asset Attack Surface Management (CAASM) provides discovery and continuous monitoring of every asset across cloud, on-premises, OT, and SaaS environments.

•	Rotate: A comprehensive, all-in-one platform purpose-built for MSPs. We acquired the talent of Rotate to further accelerate the strong Workspace momentum in the MSP market.

*	Calculated Billings is a measure that we defined as total revenues recognized in accordance with GAAP plus the change in Total Deferred Revenues during the period.
**	Remaining Performance Obligation (RPO) measure that represents the total value of non-cancellable contracted products and/or services yet to be recognized as Revenue as of the period.
***
GAAP & Non-GAAP EPS in fourth quarter and full year 2025 benefitted from a tax rate reduction, updated tax provisions and a tax settlement that resulted in a benefit to GAAP and Non- GAAP EPS. A more detailed explanation is provided in the Financial Highlights Commentary.

Financial Highlights Commentary

•
GAAP & Non-GAAP EPS: Earnings per diluted shares in the fourth quarter of 2025 were $2.81 and $3.40 for GAAP and Non-GAAP, respectively. This compares to $2.30 and $2.70, respectively in the fourth quarter of 2024. Tax rate reduction and updated tax provisions due to tax settlement resulted in a benefit of approximately $0.52 to GAAP and Non-GAAP EPS. Earnings per diluted shares in 2025 were $9.62 and $11.89 for GAAP and Non-GAAP, respectively. This compares to $7.46 and $9.16, respectively, in 2024. Tax rate reduction, updated tax provisions and a tax settlement, resulted in a benefit of approximately $1.90 to GAAP and Non-GAAP EPS.

•
Cash Balances, Marketable Securities & Short-Term Deposits: $4,342 million as of December 31, 2025, compared to $2,784 million as of December 31, 2024. The increase in cash is primarily a result of the $1.8 billion proceeds from our $2 billion convertible notes offering net of issuance costs and purchase of capped call. During the fourth quarter of 2025 we completed the acquisition of Lakera AI for approximately $190 million net cash consideration.

•
Share Repurchase Program: During the fourth quarter of 2025, the company repurchased approximately 2.2 million shares for a total of approximately $425 million, which includes $100 million of share repurchases executed in connection with the convertible notes offering. During the full year 2025, we repurchased approximately 6.8 million shares at a total cost of approximately $1.4 billion.

•
Cash Flow: Cash flow from operations in the fourth quarter of 2025 was $310 million, compared to $249 million in the same quarter of last year. Cash flow from operations in 2025 was $1,234 million, which included a one-time tax payment of approximately $66 million in connection with tax settlement for prior years compared to $1,059 million last year. In addition, Cash flow from operations in 2025 included $51 million benefit from balance sheet hedging transactions, compared to $18 million of expenses in 2024.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on February 12, 2026, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast or replay, please visit the website www.checkpoint.com/ir.

First Quarter 2026 Investor Conference Participation Schedule

•	Wolfe Research March Madness Software Conference February 24, 2026, NY, NY – 1x1 meetings

•	Bernstein Insights: 4th Annual Tech, Media, Telecom Forum February 25, 2026, Palo Alto, CA – 1x1 meetings

•	Baird ‘s 2026 Silicon Slopes Technology Summit February 26-27, 2026, Park City, UT – 1x1 meetings

•	Raymond James 47th Institutional Investor Conference March 2, 2026, Orlando, FL – Fireside & 1x1 meetings

•	Morgan Stanley 2026 Media, Telecommunications & Technology Conference March 3-5, 2026, SF, CA – 1x1 meetings

•	Stifel 2026 NYC Technology 1x1 Conference March 10, 2026, NY, NY – 1x1 meetings

•	Cantor Global Technology Conference March 11, 2026, NY, NY – 1x1 meetings

Members of Check Point's management team are expected to meet with investors and selectively present at these conferences to discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Follow Check Point via:
Twitter: http://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: http://blog.checkpoint.com
YouTube: http://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (http://www.checkpoint.com) is a leading protector of digital trust, utilizing AI-powered cyber security solutions to safeguard over 100,000 organizations globally. Through its Infinity Platform and an open garden ecosystem, Check Point’s prevention-first approach delivers industry-leading security efficacy while reducing risk. Employing a hybrid mesh network architecture with SASE at its core, the Infinity Platform unifies the management of on-premises, cloud, and workspace environments to offer flexibility, simplicity and scale for enterprises and service providers.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward‑looking statements, which generally relate to future events or to our future financial or operating performance. Forward‑looking statements in this press release include, but are not limited to, expectations regarding our products and solutions; our ability to acquire or complete acquisitions of targeted companies; and the anticipated benefits of such transactions and other partnerships; and our planned participation in investor conferences and other events during the first quarter of 2026. These expectations and beliefs may not materialize. Actual results or events could differ materially from those expressed or implied due to various risks and uncertainties, including: our ability to continue developing platform capabilities and solutions; customer adoption of our existing and new offerings; the continued development of the IT security market; competition from other products and services; our ability to recognize the benefits of any acquisition or partnership; changes in our executive leadership; changes to laws and regulations affecting tax rates and credits and other activities; our ability to successfully integrate our completed acquisitions; and general market, political, economic, and business conditions, including acts of terrorism or war.

Additional risks and uncertainties are described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20‑F filed on March 17, 2025. The forward‑looking statements in this press release are based on information available to Check Point as of the date of this release, and we assume no obligation to update such statements except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses, amortization of debt discount and issuance costs and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community to see the company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Revenues:
Products and licenses	$171.8	$170.6	$548.2	$507.9
Security subscriptions	325.1	292.2	1,219.0	1,104.2
Total revenues from products and security subscriptions	496.9	462.8	1,767.2	1,612.1
Software updates and maintenance	248.0	240.9	958.2	952.9
Total revenues	744.9	703.7	2,725.4	2,565.0

Operating expenses:
Cost of products and licenses	32.0	29.6	105.8	97.8
Cost of security subscriptions	23.8	19.7	90.9	72.6
Total cost of products and security subscriptions	55.8	49.3	196.7	170.4
Cost of Software updates and maintenance	33.4	33.4	132.6	123.9
Amortization of technology	8.8	7.6	32.5	25.0
Total cost of revenues	98.0	90.3	361.8	319.3

Research and development	124.3	101.1	456.7	394.9
Selling and marketing	255.8	232.1	947.0	862.9
General and administrative	33.9	25.9	128.8	111.9
Total operating expenses	512.0	449.4	1,894.3	1,689.0

Operating income	232.9	254.3	831.1	876.0
Financial income, net	29.5	24.5	114.0	96.1
Income before taxes on income	262.4	278.8	945.1	972.1
Taxes on income (tax benefit)	(42.1)	21.3	(111.8)	126.4
Net income	$304.5	$257.5	$1,056.9	$845.7
Basic earnings per share	$2.85	$2.36	$9.85	$7.65
Number of shares used in computing basic earnings per share	106.7	109.2	107.3	110.6
Diluted earnings per share	$2.81	$2.30	$9.62	$7.46
Number of shares used in computing diluted earnings per share	108.4	112.1	109.9	113.4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024

Revenues	$744.9	$703.7	$2,725.4	$2,565.0
Non-GAAP operating income	302.3	306.4	1,113.9	1,097.5
Non-GAAP net income	368.2	303.2	1,307.2	1,039.1
Diluted Non-GAAP Earnings per share	$3.40	$2.70	$11.89	$9.16
Number of shares used in computing diluted Non-GAAP Earnings per share	108.4	112.1	109.9	113.4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024

GAAP operating income	$232.9	$254.3	$831.1	$876.0
Stock-based compensation (1)	56.4	29.8	205.6	149.7
Amortization of intangible assets and acquisition related expenses (2)	13.0	22.3	77.2	71.8
Non-GAAP operating income	$302.3	$306.4	$1,113.9	$1,097.5

GAAP net income	$304.5	$257.5	$1,056.9	$845.7
Stock-based compensation (1)	56.4	29.8	205.6	149.7
Amortization of intangible assets and acquisition related expenses (2)	13.0	22.3	77.2	71.8
Amortization of debt discount and issuance costs (3)	0.4	-	0.4	-
Taxes on the above items (4)	(6.1)	(6.4)	(32.9)	(28.1)
Non-GAAP net income	$368.2	$303.2	$1,307.2	$1,039.1

Diluted GAAP Earnings per share	$2.81	$2.30	$9.62	$7.46
Stock-based compensation (1)	0.52	0.26	1.87	1.32
Amortization of intangible assets and acquisition related expenses (2)	0.12	0.20	0.70	0.63
Amortization of debt discount and issuance costs (3)	-	-	-	-
Taxes on the above items (4)	(0.05)	(0.06)	(0.30)	(0.25)
Diluted Non-GAAP Earnings per share	$3.40	$2.70	$11.89	$9.16

Number of shares used in computing diluted Non-GAAP Earnings per share	108.4	112.1	109.9	113.4

(1) Stock-based compensation:
Cost of products and licenses	$0.3	$0.1	$0.6	$0.4
Cost of software updates and maintenance	3.8	2.0	13.5	8.2
Research and development	20.6	10.8	76.3	53.1
Selling and marketing	22.7	12.0	79.8	58.2
General and administrative	9.0	4.9	35.4	29.8
	56.4	29.8	205.6	149.7

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	8.8	7.6	32.5	25.0
Research and development	1.9	1.7	4.6	6.5
Selling and marketing	2.3	13.0	40.1	40.3
	13.0	22.3	77.2	71.8

(3) Amortization of debt discount and issuance costs	0.4	-	0.4	-

(4) Taxes on the above items	(6.1)	(6.4)	(32.9)	(28.1)
Total, net	$63.7	$45.7	$250.3	$193.4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In millions)

ASSETS
	December 31,	December 31,
	2025 (Unaudited)	2024 (Audited)
Current assets:
Cash and cash equivalents	$1,800.0	$506.2
Marketable securities and short-term deposits	1,214.9	865.7
Trade receivables, net	769.1	728.8
Prepaid expenses and other current assets	180.0	92.7
Total current assets	3,964.0	2,193.4

Long-term assets:
Marketable securities	1,326.8	1,411.9
Property and equipment, net	82.9	80.8
Deferred tax asset, net	68.3	74.7
Goodwill and other intangible assets, net	2,118.5	1,897.1
Other assets	245.9	96.6
Total long-term assets	3,842.4	3,561.1

Total assets	$7,806.4	$5,754.5

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,530.1	$1,471.3
Trade payables and other accrued liabilities	406.6	472.9
Total current liabilities	1,936.7	1,944.2

Long-term liabilities:
Convertible senior notes, net	1,972.1	-
Long-term deferred revenues	650.3	529.0
Income tax accrual	329.7	459.6
Other long-term liabilities	35.5	32.3
	2,987.6	1,020.9

Total liabilities	4,924.3	2,965.1

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	3,331.6	3,049.5
Treasury shares at cost	(15,555.8)	(14,264.4)
Accumulated other comprehensive gain (loss)	34.8	(10.3)
Retained earnings	15,070.7	14,013.8
Total shareholders’ equity	2,882.1	2,789.4
Total liabilities and shareholders’ equity	$7,806.4	$5,754.5
Total cash and cash equivalents, marketable securities, and short-term deposits	$4,341.7	$2,783.8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(Unaudited, in millions)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Cash flow from operating activities:
Net income	$304.5	$257.5	$1,056.9	$845.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	7.6	6.3	24.8	24.0
Amortization of intangible assets	10.2	19.2	68.1	59.6
Stock-based compensation	56.4	29.8	205.6	149.7
Realized gain on marketable securities	(0.1)	-	-	-
Increase in trade and other receivables, net	(382.7)	(337.1)	(82.9)	(78.9)
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	327.5	273.0	(14.2)	59.7
Amortization of debt discount and issuance costs	0.4	-	0.4	-
Deferred income taxes, net	(13.4)	0.3	(24.5)	(1.0)
Net cash provided by operating activities	310.4	249.0	1,234.2	1,058.8

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	(189.4)	-	(273.1)	(185.8)
Lease prepayment	-	-	(159.9)	-
Investment in property and equipment	(7.2)	(6.5)	(26.6)	(24.2)
Net cash used in investing activities	(196.6)	(6.5)	(459.6)	(210.0)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	54.7	9.0	393.2	258.6
Proceeds from issuance of convertible senior notes, net of issuance costs	1,971.7	-	1,971.7	-
Purchase of capped calls	(192.0)	-	(192.0)	-
Purchase of treasury shares	(425.0)	(325.0)	(1,400.0)	(1,299.9)
Payments related to shares withheld for taxes	(1.3)	(1.5)	(20.9)	(18.6)
Net cash provided by (used in) financing activities	1,408.1	(317.5)	752.0	(1,059.9)

Unrealized gain (loss) on marketable securities, net	2.6	(14.0)	31.3	35.2

Increase (decrease) in cash and cash equivalents, marketable securities, and short-term deposits	1,524.5	(89.0)	1,557.9	(175.9)

Cash and cash equivalents, marketable securities, and short-term deposits at the beginning of the period	2,817.2	2,872.8	2,783.8	2,959.7

Cash and cash equivalents, marketable securities, and short-term deposits at the end of the period	$4,341.7	$2,783.8	$4,341.7	$2,783.8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan
Name:	Roei Golan
Title:	Chief Financial Officer

Date: February 12, 2026